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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3
TO
ANNUAL REPORT
of
HYDRO-QUÉBEC
Québec, Canada
(Name of Registrant)

Date of end of last fiscal year: December 31, 2003

SECURITIES REGISTERED
(As of close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

        Names and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

MR. MICHEL ROBITAILLE Delegate General of Québec Québec Government House Rockefeller Center One Rockefeller Plaza 26th Floor New York, NY 10020-2102
Copies to:

MR. ROBERT E. BUCKHOLZ, JR	MR. PAUL ROBILLARD
Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498	Corporate Treasurer Hydro-Québec 75, René-Lévesque Boulevard West Montréal, Québec, Canada H2Z 1A4

* The Registrant is filing this annual report on a voluntary basis

        The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2003 ("Annual Report") as follows:

  1.
  The following additional exhibit is hereby added to the Annual Report:

    Exhibit (g): Quarterly Report for the second quarter ended June 30, 2004

        The Annual Report on Form 18-K and amendments on Form 18-K/A are filed on a voluntary basis.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 3 to be signed on its behalf by its authorized agent.

HYDRO-QUÉBEC
By:	/s/ LOUISE GUILLEMETTE Authorized Officer
Name: Louise Guillemette Title: Coordinator, Documentation

        Date: August 27, 2004

HYDRO-QUÉBEC Quarterly Report

Second Quarter 2004

Message from the Chairman of the Board and the President and Chief Executive Officer

Net income for the six months ended June 30, 2004 totaled $1,475 million, up from $1,327 million for the same period last year. This $148-million increase is largely attributable to the gain on disposition realized from the sale of our stake in Noverco on June 30 and the reduction in our financial expenses that was achieved mainly in the first quarter. These two factors diminished the $506-million decrease in operating income, which amounted to $2,208 million for the first six months of the year. This decline is the result of our efforts since the start of the year to replenish our energy reserves, whereby we reduced our short-term electricity sales outside Québec and increased our purchases of electricity and fuel.

For the quarter ended June 30, 2004, net income totaled $375 million, a $54-million increase over last year. The gain on disposition of our Noverco interest offset the effect which replenishing our energy reserves had on our results.

Consolidated results

Sales for the first six months totaled $5,348 million, down $326 million from 2003. We reduced the volume of our short-term electricity sales outside Québec by slightly more than $450 million to meet domestic demand and replenish our energy reserves. The approximately $170-million increase in sales related to our Québec operations stems mainly from rate increases in effect since January 1 and April 1, 2004.

Total expenditure was $3,140 million, up $180 million. Electricity and fuel purchases came to $850 million, compared with $770 million last year. The purpose of the $80-million increase in these purchases was to replenish our energy reserves. Operating expenses totaled $1,070 million, for an increase of $87 million, more than half of which is the result of factors not related to ongoing operations, such as the end of the accrued pension plan credit as of December 2003. We remain committed to freezing our operating expenses, excluding subsidiaries and holdings, at the amount allocated for 2003.

Financial expenses totaled $1,033 million, down $388 million or 27.3% from last year. This decrease, almost all of it in the first quarter, stems from the effect of the appreciation of the Canadian dollar on the repayment of U.S.-dollar-denominated debts that had reached maturity and from the exchange gain arising from the reduction in the level of natural hedging between debts and sales in U.S. dollars.

The lower financial expenses helped improve the results for all our operating units.

Segmented results

Generation

For the six months ended June 30, Hydro-Québec Production posted net income of $823 million, versus $1,130 million in 2003. This decrease of $307 million, or 27.2%, is chiefly attributable to efforts to replenish energy reserves, which were reflected in a lower volume of short-term electricity sales on markets outside Québec and a higher volume of electricity and fuel purchases. However, the reduction in the cost of transmission system reservations partially offset the increase in costs related to energy purchases. Financial expenses, for their part, fell by $157 million.

Transmission

Hydro-Québec TransÉnergie's net income for the first six months of the year was $228 million, up $36 million or 18.8% from last year's $192 million. This increase stems from the $142-million decrease in financial expenses, mainly in the first quarter, which offset the $67-million decline in revenue resulting from the reduction in system reservations for long-term point-to-point transmission service since the beginning of the year.

Distribution

At the end of the first six months, net income for Hydro-Québec Distribution rose to $184 million, up $175 million over the same period in 2003.

Total revenue from electricity sales in Québec was $4,656 million, up $169 million or 3.8% over last year. The January and April rate increases account for $150 million of the improved result.

The sales volume was 87.0 TWh, 0.1 TWh more than last year. The 1.0-TWh decrease resulting from the milder temperatures than in 2003 was offset by the 0.6-TWh increase in baseload demand and by additional sales of 0.5 TWh on February 29.

Construction

The Construction segment comprises the operations of Hydro-Québec Équipement and Société d'énergie de la Baie James.

For the first six months, the volume of activity recorded was $643 million, up from $587 million in 2003. This $56-million or 9.5% increase is mainly related to Hydro-Québec Production's capital projects, which include the major Eastmain-1, Toulnustouc and Péribonka developments currently under construction.

Oil and Gas

Hydro-Québec Pétrole et gaz posted net income of $303 million for the first six months of the year, compared with $34 million in 2003. This increase is attributable to the gain on disposition arising from the sale of Hydro-Québec's stake in Noverco. The company sold its interest in Noverco for $900 million on June 30.

Investment

Our investment program for 2004 totals $3.7 billion, nearly $0.5 billion more than last year's. Ongoing operations should account for up to $2.0 billion, or 54% of the program. Close to $1.3 billion will be invested in development activities, with over half allocated to construction of the Eastmain-1 and Toulnustouc facilities.

As at June 30, investments in fixed and intangible assets rose to $1,254 million, up from $1,170 million in 2003. As expected, much of this amount went to projects to develop generating assets: continuing construction of the Eastmain-1, Toulnustouc and Péribonka facilities; completion of Rocher-de-Grand-Mère generating station; ongoing rehabilitation of Beauharnois, Outardes-3 and Outardes-4 generating stations; and construction of Mercier generating station and rehabilitation of its dam. Hydro-Québec TransÉnergie continued work to bring Montérégie substation and the planned Toulnustouc generating station onto the grid. Finally, Hydro-Québec Distribution pursued its investments designed to meet growth in demand, improve service quality and implement the Energy Efficiency Plan 2003-2006.

Financing

The company's borrowing program for 2004 amounts to $2.2 billion. The proceeds of these loans will be used to refinance debts that are maturing this year and to sustain growth in the investment program.

Borrowings in the second quarter totaled C$70 million, representing a single, variable-rate loan. This brings the total since the start of the year to $1.3 billion.

/s/ André Bourbeau	/s/ André Caillé
André Bourbeau Chairman of the Board	André Caillé President and Chief Executive Officer

August 27, 2004

CONSOLIDATED STATEMENT OF OPERATIONS ($M)
(unaudited)

		Three months ended June 30		Six months ended June 30
	Notes	2004	2003	2004	2003

			(restated, note 2)		(restated, note 2)
Revenue		2,262	2,324	5,348	5,674
Expenditure
Operations		528	514	1,070	983
Electricity and fuel purchased		433	305	850	770
Depreciation, amortization and decommissioning		459	454	912	914
Taxes		155	145	308	293

		1,575	1,418	3,140	2,960
Operating income		687	906	2,208	2,714
Financial expenses	3	594	607	1,033	1,421

Income from continuing operations before non-controlling interest		93	299	1,175	1,293
Non-controlling interest		2	2	4	3

Income from continuing operations		91	297	1,171	1,290
Discontinued operations	4	284	24	304	37

Net income		375	321	1,475	1,327

CONSOLIDATED STATEMENT OF RETAINED EARNINGS ($M)
(unaudited)

		Three months ended June 30		Six months ended June 30
		2004	2003	2004	2003
			(restated, note 2)		(restated, note 2)
Balance at beginning, as previously reported		11,973	10,904	10,863	9,897
Adjustment for the retroactive application of change in accounting policy		(8)	(7)	2	(6)

Balance at beginning, as restated	2	11,965	10,897	10,865	9,891
Net income		375	321	1,475	1,327

Balance at end		12,340	11,218	12,340	11,218

CONSOLIDATED BALANCE SHEET
($M)

	Note	As at June 30 2004 (unaudited)	As at December 31 2003 (audited)
			(restated, note 2)
ASSETS
Fixed assets		50,429	50,894
Current assets
Cash and cash equivalents		1,311	191
Investments		217	250
Accounts receivable		2,060	1,867
Financial assets related to debt		—	101
Materials, fuel and supplies		268	426

		3,856	2,835
Other long-term assets
Investments		288	794
Trust for nuclear waste management		24	24
Deferred charges		1,006	1,126
Financial assets related to debt		756	884
Goodwill		81	298
Intangible assets		682	711
Government reimbursement for the 1998 ice storm		159	166

		2,996	4,003
		57,281	57,732

LIABILITIES AND EQUITY
Long-term debt		34,011	34,356
Current liabilities
Borrowings		560	72
Dividends payable		—	965
Accounts payable		1,367	1,604
Accrued interest		916	970
Current portion of long-term debt		1,370	1,629

		4,213	5,240
Asset retirement obligations	5	243	233
Other long-term liabilities		1,604	2,005
Perpetual debt		436	440
Non-controlling interest		127	329
Shareholder's equity
Share capital		4,374	4,374
Retained earnings		12,340	10,865
Translation adjustment		(67)	(110)

		16,647	15,129
		57,281	57,732

CONSOLIDATED STATEMENT OF CASH FLOWS ($M)
(unaudited)

Three months ended June 30			Six months ended June 30
	2004	2003	2004	2003

		(restated, note 2)		(restated, note 2)
Continuing operating activities
Income from continuing operations	91	297	1,171	1,290
Depreciation and amortization of fixed assets and
intangible assets	443	443	882	883
Amortization of deferred charges	100	31	(113)	205
Change in non-cash working capital items	693	617	(310)	(747)
Other	41	4	51	27

	1,368	1,392	1,681	1,658
Continuing investing activities
Fixed assets and intangible assets	(689)	(651)	(1,254)	(1,170)
Long-term investments	1	(2)	(2)	(6)
Disposal of an investment net of divested cash and cash equivalents	896	—	896	—
Net change in short-term investments	(32)	236	123	816
Other	(9)	(5)	(13)	7

	167	(422)	(250)	(353)
Continuing financing activities
Issue of long-term debt	70	797	1,336	1,569
Maturity of long-term debt and sinking fund redemption	(1,030)	(487)	(1,286)	(1,980)
Repayment in advance of long-term debt	(9)	(386)	(21)	(386)
Inflows (outflows) resulting from credit risk management	(25)	125	60	210
Net change in short-term borrowings	515	(251)	502	1,001
Dividends paid	(1)	2	(967)	(761)
Other	28	4	84	16

	(452)	(196)	(292)	(331)
Change in foreign exchange on cash and cash equivalents	(17)	(23)	(2)	(8)

Cash flow from continuing operations	1,066	751	1,137	966
Cash flow from discontinued operations	(11)	11	(17)	5

Net change in cash and cash equivalents	1,055	762	1,120	971
Cash and cash equivalents at beginning of period	256	502	191	293

Cash and cash equivalents at end of period	1,311	1,264	1,311	1,264

Cash and cash equivalents comprise cash and liquid short-term investments with maturities generally less than or equal to three months from the date of acquisition.

Complementary notes  (unaudited)
Amounts shown in tables are in millions of Canadian dollars.

Note 1 — Accounting Policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and take into account certain accounting practices recognized by regulatory bodies that differ from the accounting practices applied in unregulated enterprises. These practices relate specifically to certain deferred charges and fixed assets in service or disposed of as well as their depreciation, and to the capitalization of financial expenses to fixed assets under construction.

The consolidated financial statements for the quarter and the present Notes should be read in conjunction with the Consolidated Financial Statements and accompanying Notes in Hydro-Québec's Annual Report 2003.

The accounting policies used to prepare the quarterly consolidated financial statements conform to those described in Hydro-Québec's Annual Report 2003, with the exception of the changes described in Note 2.

Some figures for the previous year were reclassified in order to respect the presentation adopted in the current year.

As the charts in the Consolidated Financial Highlights demonstrate, seasonal temperature fluctuations affect the Corporation's quarterly financial results.

Note 2 — Changes to Accounting Policies

Hedging relationships

On January 1, 2004, Hydro-Québec prospectively adopted the recommendations of Accounting Guideline AcG-13 of the Canadian Institute of Chartered Accountants (CICA) Handbook, entitled "Hedging Relationships." The new Guideline establishes the conditions for applying hedge accounting. It deals specifically with the identification, designation, documentation and effectiveness of hedging relationships, as well as the discontinuance of hedge accounting. Hedge accounting is applied to derivative instruments used in risk management that conform to hedge accounting eligibility requirements, as described in Note 1 of the Annual Report 2003. Changes in the fair value of derivative instruments that are no longer part of an eligible hedging relationship under AcG-13 are charged to operations.

As a result of the adoption of the new Guideline, hedging relationships that are no longer eligible for hedge accounting have been entered in accordance with the transitional provisions. The difference between the book value and the fair value of derivative instruments used in these hedging relationships has been deferred and will be recognized in the results for the same period as the gains, losses, revenue or expenses related to the hedged item. Thus, the recognition in the balance sheet of derivative instruments at their fair value for hedging relationships cancelled at January 1, 2004, led to a deferred loss of approximately $65 million.

Impairment of long-lived assets

On January 1, 2004, Hydro-Québec prospectively adopted the recommendations of Section 3063 of the CICA Handbook, entitled "Impairment of Long-Lived Assets." This standard states that a loss in value must be recognized when the book value of a long-lived asset exceeds the total undiscounted cash flows that will result from the use and eventual disposal of the asset. The loss in value corresponds to the amount by which the asset's book value exceeds its fair value, which then becomes the new baseline cost of the asset. The adoption of this standard did not have an impact on the financial statements.

Note 2 — Changes to Accounting Policies (continued)

Asset retirement obligations

On January 1, 2004, Hydro-Québec also adopted the recommendations of Section 3110 of the CICA Handbook, entitled "Asset Retirement Obligations." This section establishes standards for the recognition and measurement of liabilities for legal obligations associated with the retirement of an asset. The liability associated with an asset retirement obligation is initially valued at its fair value in the period in which the obligation is incurred, when a reasonable estimate of fair value can be made. A corresponding cost for asset retirement is added to the book value of the asset in question and is amortized over its useful life. In subsequent periods, the liability is adjusted to reflect changes due to the passage of time and to revisions made in the retirement schedule or in the amount of undiscounted cash flows relative to the original estimate. In accordance with the standard, Hydro-Québec applied these changes retroactively and the figures for the previous period have been restated.

Retroactive application of the new standard led to a $2-million increase in retained earnings as at January 1, 2004. After the figures for the first six months of 2003 were restated, operating expenses increased by $8 million; depreciation, amortization and decommissioning expenditure declined by $12 million; fixed assets and accumulated depreciation rose by $68 million and $37 million, respectively, and asset retirement obligations increased by $33 million.

Transitional information

The following table presents the impact of the application of the new accounting standards:

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003

Declared net income	375	319	1,475	1,323
Adjustments	—	2	—	4

Restated net income	375	321	1,475	1,327

Employee future benefits

        On June 30, 2004, Hydro-Québec adopted the recommendations of Section 3461 of the CICA Handbook, entitled "Employee Future Benefits", concerning the provision of supplementary information. These recommendations are intended to help the users of financial statements gain a better understanding of corporations' obligations with respect to employee future benefits.

Note 3 — Financial Expenses

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003

		(restated, note 2)		(restated, note 2)
Interest
Interest on debt securities	593	662	1,251	1,365
Amortization of borrowing discount and expenses	9	11	23	22

	602	673	1,274	1,387

Exchange loss (gain)	12	(12)	(204)	142
Loan guarantee fees	41	47	82	92

	53	35	(122)	234

Less
Capitalized financial expenses	58	93	110	183
Net investment income	3	8	9	17

	61	101	119	200

	594	607	1,033	1,421

Note 4 — Discontinued Operations

On June 30, 2004, Hydro-Québec sold its stake in Noverco Inc. for a consideration of $900 million in cash, which generated a gain on disposition of approximately $266 million. Hydro-Québec sold the 54 common shares it held in Noverco Inc., representing 41.2% of the stock in circulation, along with options on an additional portion of 9.2% of the shares and $285 million in subordinate debt. In 1997, the Corporation had acquired a stake in Noverco for a total investment of $482 million.

The operating results and cash flow for the current and previous periods are presented as discontinued operations. Results for these operations are as follows:

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003

Net operating income	18	24	38	37
Gain on disposition	266	—	266	—

Income from discontinued operations	284	24	304	37

Note 5 — Asset Retirement Obligations

Liabilities stemming from asset retirement obligations relate to the cost of dismantling Gentilly-2 nuclear generating station at the end of its useful life, the removal of irradiated fuel resulting from its operation, the dismantling of oil tanks, the dismantling of certain thermal generating stations and the retirement of a transmission line.

Hydro-Québec has also identified other asset retirement obligations for which no liability has been recorded. These relate to assets with an undetermined useful life, for which the company does not have sufficient information to set a realistic obligation maturity schedule. A liability stemming from these asset retirement obligations will be accounted for in the period in which there is sufficient information to set an obligation maturity schedule.

The total book value of asset retirement obligations is as follows:

As at June 30 2004
	Dismantling of nuclear generating station	Removal of irradiated nuclear fuel	Other assets	Total

Balance at beginning	140	72	21	233
Plus liabilities incurred	—	1	1	2
Plus accretion expense	4	4	1	9
Less liabilities settled	—	—	(1)	(1)
Balance at end	144	77	22	243
As at December 31 2003 (restated)
	Dismantling of nuclear generating station	Removal of irradiated nuclear fuel	Other assets	Total

Balance at beginning	132	64	20	216
Plus liabilities incurred	—	1	—	1
Plus accretion expense	8	7	1	16
Less liabilities settled	—	—	—	—
Balance at end	140	72	21	233

Note 5 — Asset Retirement Obligations (continued)

The book value of asset retirement obligations is based on the following key assumptions:

	Dismantling of nuclear generating station	Removal of irradiated nuclear fuel	Other assets

Total undiscounted amount of the estimated cash flows required to settle the obligations	463	564	31
Expected timing of payment of the cash flows required to settle the obligations	Payments made between 2014 and 2052	Payments made between 2014 and 2050	Payments made between 2004 and 2043
Credit-adjusted risk-free rate at which the estimated cash flows have been discounted (%)	6.4	6.4	6.4 and 7.0

Note 6 — Guarantees

In the normal course of business, Hydro-Québec grants guarantees to third parties for indemnification purposes, mainly for energy purchase transactions. It also enters into agreements as part of its international operations and in the field of electrotechnologies.

As at June 30, 2004, the maximum potential amount Hydro-Québec may have to pay under these letters of credit or agreements totaled $495 million. Of this amount, $427 million relates to energy purchases, and a liability in the amount of $56 million has been recorded accordingly. Some guarantees expire between 2004 and 2019, while others do not have maturity dates.

Note 7 — Employee Future Benefits

Three months ended June 30
	Pension Plan		Other benefit plans
	2004	2003	2004	2003

Accrued benefit cost (credit)	—	(30)	19	18
Six months ended June 30
	Pension Plan		Other benefit plans
	2004	2003	2004	2003

Accrued benefit cost (credit)	—	(60)	38	37

Note 8 — Event Subsequent to Balance Sheet Date

Our stake in Meiya Power Company Limited, acquired in 1999, was sold on July 2, 2004, for US$84.6 million. The transaction represents a profit of approximately C$7 million, which will be posted in the third quarter of 2004. As at June 30, we reclassified this long-term investment as a short-term investment.

Note 9 — Segmented information

Three months ended June 30, 2004
	Generation	Transmission	Distribution	Construction	Oil and Gas	Corporate and Other Activities	Intersegment and Others		Total
Revenue
External customers	212	82	1,962	2	—	4	—		2,262
Intersegment	1,017	621	17	399	—	225	(2,279)		—
Income (loss) from
continuing operations	114	84	(95)	1	—	(13)	—		91
Discontinued operations	—	—	—	—	284	—	—		284
Net income (net loss)	114	84	(95)	1	284	(13)	—		375
Total assets	25,717	18,541	9,957	265	8	996	1,797	[a]	57,281
Three months ended June 30, 2003 (restated)
	Generation	Transmission	Distribution	Construction	Oil and Gas	Corporate and Other Activities	Intersegment and Others		Total
Revenue
External customers	352	80	1,884	2	—	6	—		2,324
Intersegment	1,023	662	10	385	—	199	(2,279)		—
Income (loss) from
continuing operations	387	119	(188)	1	(2)	(20)	—		297
Discontinued operations	—	—	—	—	24	—	—		24
Net income (net loss)	387	119	(188)	1	22	(20)	—		321
Total assets	24,846	18,416	9,793	235	1,850	972	1,226	[a]	57,338

a)
Includes assets related to long-term financing that have not been allocated to the operating segments or to Corporate and Other Activities.

Note 9 — Segmented information (continued)

Six months ended June 30, 2004
	Generation	Transmission	Distribution	Construction		Oil and Gas	Corporate and Other Activities	Intersegment and Others		Total
Revenue
External customers	489	147	4,700	3		—	9	—		5,348
Intersegment	2,486	1,247	26	640	[a]	—	431	(4,830)		—
Income (loss) from
continuing operations	823	228	184	2		(1)	(42)	(23)		1,171
Discontinued operations	—	—	—	—		304	—	—		304
Net income (net loss)	823	228	184	2		303	(42)	(23)		1,475
Total assets	25,717	18,541	9,957	265		8	996	1,797	[b]	57,281

Six months ended June 30, 2003 (restated)
	Generation	Transmission	Distribution	Construction		Oil and Gas	Corporate and Other Activities	Intersegment and Others		Total
Revenue
External customers	964	161	4,533	3		—	13	—		5,674
Intersegment	2,399	1,329	21	584	[a]	—	378	(4,711)		—
Income (loss) from continuing operations	1,130	192	9	1		(3)	(39)	—		1,290
Discontinued operations	—	—	—	—		37	—	—		37
Net income (net loss)	1,130	192	9	1		34	(39)	—		1,327
Total assets	24,846	18,416	9,793	235		1,850	972	1,226	[b]	57,338

a)
Intersegment revenue generated by the Construction segment includes a cumulative amount of $615 million ($551 million in 2003) that corresponds to capital expenditures in respect of its client segments.

b)
Includes assets related to long-term financing that have not been allocated to the operating segments or to Corporate and Other Activities.

CONSOLIDATED FINANCIAL HIGHLIGHTS

Summary of Operations ($M)	Three months ended June 30				Six months ended June 30

	2004	2003 [a]	Change (%)		2004	2003 [a]	Change (%)

Revenue	2,262	2,324	2.7	DOWN	5,348	5,674	5.7	DOWN
Expenditure	1,575	1,418	11.1	UP	3,140	2,960	6.1	UP
Financial expenses	594	607	2.1	DOWN	1,033	1,421	27.3	DOWN
Non-controlling interest	2	2	—		4	3	33.3	UP
Discontinued operations	284	24	1,083.3	UP	304	37	721.6	UP
Net income	375	321	16.8	UP	1,475	1,327	11.2	UP

	2004				2003

	Q1	Q2	Q3	Q4	Q1		Q2		Q3		Q4

Net Income ($M)	1,100	375			1,006	[a]	321	[a]	145	[a]	467	[a]
Revenue ($M)	3,086	2,262			3,350	[a]	2,324	[a]	2,234	[a]	2,588	[a]
Revenue from Electricity Sales in Québec ($M)	2,720	1,936			2,631		1,856		1,742		2,349
Revenue from Electricity Sales Outside Québec ($M)	241	163			584		315		350		133

a)
The 2003 results include restatements due to the retroactive application of new accounting standards.

Quarter Highlights

Corporate affairs

New agreement between the Crees, Hydro-Québec and Société d'énergie de la Baie James

The Agreement concerning a New Relationship between Hydro-Québec/SEBJ and the Crees of Eeyou Istchee, which was signed in April, states that the parties will maintain a relationship based on mutual respect, good faith, a spirit of reconciliation, partnership, meaningful participation and mutually beneficial economic and social arrangements. In particular, Hydro-Québec and SEBJ agreed to facilitate the participation of the James Bay Crees in their hydroelectric development projects by various means, including partnership, employment and contracts. The Agreement is the result of the mediation process initiated by the Crees and Hydro-Québec after the 2002 signing of the "Paix des Braves" Agreement between the Cree Nation and the Québec government.

Sale of stake in Noverco

In June, HQ Energy Inc., a wholly owned subsidiary of Hydro-Québec, announced the sale of its stake in Noverco, along with subordinate debt instruments, to the Caisse de dépôt et placement du Québec. Hydro-Québec acquired its interest in Noverco, as well as the subordinate debentures, in 1997. For Hydro-Québec, this transaction represented an opportunity to make a financially attractive transaction in favorable market conditions. Noverco is a holding company that has a 74.7% stake in Gaz Métro Limited Partnership and a 9.8% stake in Enbridge. The latter are involved in the pipelining and distribution of natural gas and oil.

Short-term tender call for 250 MW

In April, Hydro-Québec Distribution issued a short-term tender call to meet the electricity needs of its Québec customers. This call was for 250 MW, with deliveries from January 1 to December 31, 2005. The electricity could come from generating facilities inside or outside the province. Bids had to be for blocks of 50 MW, up to a maximum of 250 MW. Four bidders responded to the tender call, for a total of 600 MW. The names of the bidders selected will be announced in August.

Tender call for 1,000 MW of wind power

In May 2003, Hydro-Québec Distribution issued a tender call for the purchase of 1,000 MW of wind power generated in the Gaspé Peninsula. A preliminary analysis of the proposals received by the submission deadline of June 15, 2004 indicates that the 4,000 MW in total bids will cost an average of about 10 cents per kilowatthour in 2007, increasing thereafter according to the inflation rate. This includes the cost of transmission and balancing. The proposals selected will be announced in fall 2004.

Hydroelectric development projects

Péribonka

In April, the Québec government authorized Hydro-Québec to commence construction of the hydropower development on the Péribonka River. At the same time, Canada's Minister of the Environment, David Anderson, stated that the project had been deemed satisfactory from the environmental standpoint under the Canadian Environmental Assessment Act. The 385-MW hydroelectric generating station planned for the confluence of the Péribonka and Manouane Rivers will produce an average of 2.2 TWh per year. It will be built on a river previously developed by Alcan, and is scheduled for commissioning in 2008. Total investment will be $1.3 billion, generating regional economic spinoffs of about $345 million. More than 500 workers were on the jobsite in August.

Eastmain-1

This powerhouse being built on the left bank of the Eastmain River will comprise three generating units with a total capacity of 480 MW and an average annual output of 2.7 TWh. Project construction, which began in spring 2002, is now 35% complete, and is scheduled to end in 2007. In June, more than 2,000 people were working on the site.

Toulnustouc

The 526-MW Toulnustouc generating station will have an average annual output of 2.6 TWh. It is being developed as part of the completion of the Manic-Outardes hydroelectric complex. Construction got under way in November 2001 and will finish with the commissioning of the powerhouse, slated for 2005. In summer 2004, more than 1,300 workers were on the job.

Rocher-de-Grand-Mère

The Rocher-de-Grand-Mère hydroelectric generating station officially produced its first megawatts on July 29, and is to begin full operation in December 2004. The new facility includes three Kaplan generating units with a total capacity of 220 MW.

Regulatory

Security of power supply

In view of an anticipated energy deficit around 2006-2007, the Québec government asked the Régie de l'énergie in February to provide an opinion on the security of Québec's power supply and the role that the Suroît combined-cycle generating station can play in ensuring energy security. From May 3 to 21, the Régie held public hearings on this matter. Three Hydro-Québec divisions each presented a brief and answered questions from participants and from the Régie. At the end of June, the Régie reached its conclusions, notably that "the Suroît project... is not indispensable to the security of supply. However, it is desirable...." The Québec government will set up a parliamentary committee to study Québec's energy policy in the fall of 2004.

Biomass

In April, Hydro-Québec Distribution applied for the Régie's approval of the biomass power supply contracts signed on March 15 with Kruger (19 MW) and Bowater Canadian Forest Products (20.4 MW). The Régie approved the two contracts in June.

Standards of conduct

Also in June, the Régie approved the transmission Standards of Conduct, which came into effect on June 21, 2004. It asked the transmission provider to make the necessary amendments to Hydro-Québec's Open Access Transmission Tariff. The standards will be posted on Hydro-Québec TransÉnergie's OASIS Web site.

Rate BT amendment

In March, Hydro-Québec Distribution filed an application with the Régie to repeal the dual-energy commercial, institutional and industrial rate (Rate BT). The division took part in the public hearings held by the Régie on this subject in June.

Interruptible electricity

In June, Hydro-Québec Distribution applied to the Régie for a renewal of the interruptible electricity option offered to large-power customers. The Régie will hold public hearings before rendering a decision.

Hydro-Québec, 75 René-Lévesque Blvd. West, Montréal, Québec H2Z 1A4
Ce document est également publié en français.
www.hydroquebec.com
ISSN 0848-5836
2004G001-2A

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CONSOLIDATED STATEMENT OF OPERATIONS ($M) (unaudited)
CONSOLIDATED STATEMENT OF RETAINED EARNINGS ($M) (unaudited)
CONSOLIDATED BALANCE SHEET ($M)
CONSOLIDATED STATEMENT OF CASH FLOWS ($M) (unaudited)
Complementary notes (unaudited) Amounts shown in tables are in millions of Canadian dollars.